

Mail Stop 3561

December 20, 2016

John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

 Re: Albany International Corp.
  Form 10-K for the Fiscal Year Ended December 31, 2015
  Filed February 26, 2016
  File No. 1-10026

Dear Mr. Cozzolino:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 22

1. Given the magnitude of the foreign currency translation losses recorded in your other comprehensive income (loss) for the years ended December 31, 2015 and 2014, please provide your investors with more information about these fluctuations in foreign currency translation rates as follows:

 • We note your statement that sales declined due to the broad weakening of foreign currencies against the U.S. dollar. This is a broad statement that could apply to many companies. To make your disclosure more specific to your individual company's circumstances, please disclose any individual foreign currencies that significantly contributed to the decline in sales and consider discussing in more detail the impact of your operations in these specific currencies on your results. We believe this will provide your investors with greater insight into the factors impacting your international operations and will allow investors to better anticipate the likelihood that past results are indicative of future results. Refer to ASC 830-20-50-3.

- We note that your analysis of results of operations does not describe the impact of changes in foreign currency translation rates on gross profit. Please explain to us in reasonable detail how you determined no such discussion was needed, including clarifying to us if your products are generally manufactured in the same country in which they are sold.

- We note that the only expenses you describe in your analysis of results of operations as being significantly impacted by foreign currency translation losses are the Selling, Technical, General and Research expenses. It appears that you are combining two line items from the face of your income statement within this narrative analysis: Technical, Product Engineering, and Research expenses and Selling, General, and Administrative expenses. It also appears from the face of your income statement that Technical, Product Engineering, and Research expenses declined in 2015 significantly more than Selling, General, and Administrative expenses. If certain cost categories are impacted more significantly than others by the change in currency translation rates, please clarify this to your investors. Further, please disclose any individual foreign currencies that significantly contributed to the decline in your expenses and consider discussing in more detail the impact of your operations in these specific currencies on your results.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1. Accounting Policies

Inventories, page 53

2. We note you changed the method you utilize to value your inventory from average cost to the first-in-first-out method. Tell us the facts and circumstances that caused you to change your inventory valuation method. Further, explain to us why you did not clearly disclose that a change had occurred. With reference to ASC 250-10-45-2, tell us how you determined this new cost flow assumption was preferable. Lastly, please provide the disclosures required by FASB ASC 250-10-50 and a preferability letter from your auditor as required by Item 601(b)(18) of Regulation S-K, or advise us why this disclosure and preferability letter are not required.

7. Income Taxes, page 68

3. We note you recorded a worthless stock deduction in the fourth quarter of fiscal 2015. Please explain to us the circumstances leading to this deduction. We note from your disclosure on page 93 this deduction relates to the Company's investment in a German

subsidiary. Further, we have read your disclosure on page 25 which indicates your decision to discontinue manufacturing operations at the German facility in the second quarter of fiscal 2015. Explain to us your accounting basis for this deduction and why you did not record the tax benefit of the deduction in an earlier period, such as when you made the decision to cease operations at the manufacturing facility in the second quarter of fiscal 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products